SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 7

CNOVA N.V.
(Name of the Issuer)

Cnova N.V.	Casino, Guichard-Perrachon S.A.	Companhia Brasileira de Distribuição

(Names of Persons Filing Statement)

Ordinary shares, par value €0.05 per share
 (Title of Class of Securities)

N20947102
 (CUSIP Number of Class of Securities)

CNOVA N.V. WTC Schiphol Airport Tower D, 7th Floor Schiphol Boulevard 273 1118 BH Schiphol The Netherlands +31 20 795 06 71 Attn: General Counsel	c/o CASINO, GUICHARD–PERRACHON 1, Esplanade de France, BP 30642008 Saint-Etienne Cedex 2 – FRANCE +33 4 77 45 31 31 Attn: General Counsel	c/o COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Av. Brigadeiro Luís Antônio, 3235 Jardim Paulista CEP 01402-901 São Paulo SP Brasil +55 11 3886 0533 Attn: General Counsel

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copy to

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
Attn: Adam O. Emmerich

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☑	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$704,734,455	$73,954.82
*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction valuation was determined by taking the sum of (a) the product of (i) 96,790,798 ordinary shares of Cnova N.V. acquired in the Reorganization multiplied by (ii) $5.25, the market value of the ordinary shares, established by the average of the high and low prices reported by The NASDAQ Stock Market for August 18, 2016 (such product, the “Reorganization Value”) plus (b) the product of (i)(A) the sum of 35,569,932 ordinary shares of Cnova N.V. not directly or indirectly owned by Casino, Guichard-Perrachon plus (B) 172,389 deferred stock units that would vest as ordinary shares of Cnova N.V in the event of the death of the beneficiaries of such units multiplied by (ii) the offer price of $5.50 per share (such product, the “Tender Offer Value”). The calculation of the filing fee is based on information provided by Cnova N.V. as of December 27, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016 by taking the sum of (a) the product of the Reorganization Value multiplied by 0.0001007 plus (b) the product of the Tender Offer Value multiplied by 0.0001159.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.
Amount Previously Paid: $51,170.88	Filing Party: Cnova N.V.
Form or Registration No.: Schedule 13E-3	Date Filed: August 23, 2016

Amount Previously Paid: $22,783.94	Filing Party: Casino, Guichard-Perrachon
Form or Registration No.: Schedule TO-T	Date Filed: December 27, 2016

Introduction

This Amendment No. 7 to the Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Cnova N.V. (“Cnova”), (b) Casino, Guichard-Perrachon S.A. (“Casino”) and (c) Companhia Brasileira de Distribuição (“CBD”).

On August 8, 2016, Cnova, Cnova Comércio Electrônico S.A. (“Cnova Brazil”) and Via Varejo S.A. (“Via Varejo”) entered into a Reorganization Agreement providing for the reorganization of Cnova Brazil within Via Varejo (the “Reorganization”). In connection with the Reorganization, Casino executed a letter agreement pursuant to which Casino agreed to launch tender offers to purchase any and all outstanding ordinary shares of Cnova at a price of $5.50 per share, subject only to completion of the Reorganization. Further, pursuant to a separate letter agreement, CBD agreed not to tender the Cnova shares it owns into Casino’s potential tender offers nor otherwise transfer its Cnova shares prior to the completion of the tender offers.

On October 31, 2016, the Reorganization was completed.

Pursuant to requirements of French law, on December 6, 2016, Casino published a draft note d’information (the “French Offer Document”) in connection with its offer (the “French Offer”) to purchase any and all outstanding ordinary shares, nominal value €0.05 per share, of the Company (“Cnova Ordinary Shares”), from holders of Cnova Ordinary Shares not resident in the United States of America (“Non-U.S. Holders”) who are permitted to participate in the French Offer pursuant to local laws and regulations applicable to those Non-U.S. Holders. Also on December 6, 2016, Cnova published a draft note d’information en réponse (the “French Response Document”), which includes the response of the Cnova board of directors to the French Offer Document. The French Offer is part of the offer to purchase any and all outstanding Cnova Ordinary Shares that was previously announced by Casino in connection with the now completed Reorganization. On December 22, 2016 the French Offer Document and the French Response Document received the visa of the Autorité des Marchés Financiers, the competent regulator of the French Offer, and on December 27, 2016, the French Offer was formally commenced.

Additionally, on December 27, 2016, Casino filed a tender offer statement on Schedule TO-T and commenced a tender offer, pursuant to which it is offering to purchase all outstanding Cnova Ordinary Shares held by U.S. Holders (as such term is defined in Rule 14d-1(d) under the Exchange Act) for $5.50 per Cnova Ordinary Share, net to the seller in cash, less any applicable withholding tax, (the “U.S. Offer” and, together with the French Offer, the “Offers”). The U.S. Offer is being made by Casino pursuant to and subject to the terms and conditions set forth in Casino’s offer to purchase, dated December 27, 2016 (the “Offer to Purchase”), which is included as Exhibit (a)(16) to this Transaction Statement.

The Offers are set to expire at 5:00 p.m. New York City Time on January 25, 2017, unless extended.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and address. Cnova’s name and the address and telephone number of its principal executive offices are:

Cnova N.V.
 WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
1118 BH Schiphol
The Netherlands
Telephone: +31 20 795 06 71

(b) Securities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction”

“The Offers—Terms of the U.S. Offer—Subject Securities of the U.S. Offer”

(c) Trading market and price. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Market Price of Cnova Ordinary Shares and Dividend Information”

(d) Dividends. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Market Price of Cnova Ordinary Shares and Dividend Information”

(e) Prior public offerings. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Important Information Regarding Cnova—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates—Past Transactions in Cnova’s Ordinary Shares”

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“The Filing Parties”

“Important Information Regarding Cnova”

“Important Information Regarding Casino”

“Important Information Regarding CBD”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates”

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

(1)(i) – (ix)

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction”

“The Offers—Terms of the U.S. Offer”

“Absence of Conditions to the Offers; Withdrawal of the Offers”

“Special Factors—Background of the Transactions”

“Special Factors—Certain Effects of the Transactions”

(1)(x)

“The Offers—Terms of the U.S. Offer—Different Terms”

(1)(xi)

“The Offers—Terms of the U.S. Offer—Anticipated Accounting Treatment of the Transactions”

(1)(xii)

“The Offers—Terms of the U.S. Offer—Material U.S. Federal Income Tax Consequences of the U.S. Offer”

(2)(i)

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

(2)(ii) – (2)(vii)

Not applicable.

(c) Different terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Offers—Different Terms”

(d) Appraisal rights. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“The Offers—Appraisal Rights”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Plans for Cnova Following the Offers”

(e) Provisions for unaffiliated security holders. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Offers—Provisions for Unaffiliated Cnova Shareholders”

(f) Eligibility for listing or trading.

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) – (2) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Transaction Agreements Related to the Offers”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates—Past Transactions in Cnova’s Ordinary Shares”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates—Past Transactions in Cnova’s Ordinary Shares”

(e) Agreements involving the subject company’s securities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“The Offers—Contect of the Offers; Overview of the Cnova Brazil Reorganization”

“Transaction Agreements Related to the Offers”

“Interests of Certain Persons in the Offers; Intent to Tender into the Offers”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates—Past Transactions in Cnova’s Ordinary Shares”

Item 6. Purposes of the Transaction, and Plans or Proposals

Regulation M-A Item 1006

(b) Use of securities acquired. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Special Factors—Plans for Cnova Following the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Market Price of Cnova Ordinary Shares and Dividend Information”

(c)(1) – (8) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Plans for Cnova Following the Offers”

“Special Factors—Purposes and Reasons for the Offers”

“Special Factors—Certain Effects of the Transactions”

“Financing of the Transactions”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Transaction Agreements Related to the Offers”

“Market Price of Cnova Ordinary Shares and Dividend Information”

The information contained in the following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (d)(1)—Reorganization Agreement by and among Via Varejo S.A., Cnova Comércio Electrônico S.A. and Cnova N.V., dated August 8, 2016

Exhibit (d)(2)—Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016

Exhibit (d)(3)—Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Special Factors—Purposes and Reasons for the Offers”

“Special Factors—Plans for Cnova Following the Offers”

“Special Factors—Certain Effects of the Transactions”

(b) Alternatives. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Special Factors—Purposes and Reasons for the Offers”

(c) Reasons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Special Factors—Purposes and Reasons for the Offers”

“Special Factors—Certain Effects of the Transactions”

(d) Effects. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Special Factors—Purposes and Reasons for the Offers”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Plans for Cnova Following the Offers”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“The Offers—Appraisal Rights”

“The Offers—Material U.S. Federal Income Tax Consequences of the U.S. Offers”

“The Offers—Anticipated Accounting Treatment of the Transactions”

“The Offers—Persons/Assets, Retained, Employed, Compensated or Used”

“The Offers—Fees and Expenses”

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b) Fairness; Factors considered in determining fairness. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Special Factors—Financial Advisor Materials Related to the Offers”

“Special Factors—Purposes and Reasons for the Offers”

“Appendix B – Fairness Opinion of Eight Advisory France S.A.S.”

The information contained in the following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (a)(11)—French Offer Document, dated December 22, 2016

Exhibit (a)(13)— French Response Document, dated December 22, 2016

Exhibit (a)(15)—Cnova N.V. Position Statement, dated December 23, 2016

(c) Approval of security holders.

Not applicable.

(d) Unaffiliated representative. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“The Offers—Provisions for Unaffiliated Cnova Shareholders”

The information contained in the following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (a)(11)—French Offer Document, dated December 22, 2016

Exhibit (a)(13)—French Response Document, dated December 22, 2016

Exhibit (a)(15)—Cnova N.V. Position Statement, dated December 23, 2016

(e) Approval of directors. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers—Recommendation of the Cnova Transaction Committee; Fairness of the Offers”

The information contained in the following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (a)(11)—French Offer Document, dated December 22, 2016

Exhibit (a)(13)—French Response Document, dated December 22, 2016

Exhibit (a)(15)—Cnova N.V. Position Statement, dated December 23, 2016

(f) Other offers.

Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Special Factors—Financial Advisor Materials Related to the Offers”

“Special Factors—Additional Financial Advisor Materials Related to the Transactions”

“Special Factors—Certain Cnova Unaudited Financial Projections”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Where You Can Find More Information”

The information contained in the following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (c)(1)—Opinion of Eight Advisory France S.A.S., dated August 8, 2016

Exhibit (c)(2)—Valuation Report of BNP Paribas Corporate Finance, dated August 8, 2016

Exhibit (c)(3)—Valuation Report of Credit Agricole Corporate & Investment Bank and Rothschild & Cie, dated May 9, 2016

Exhibit (c)(4)—Report of Messier Maris & Associés, dated May 10, 2016

Exhibit (c)(5)—Valuation Report of Banco Santander (Brasil) S.A., dated August 5, 2015

Exhibit (c)(6)—Valuation Analysis of Eight Advisory France S.A.S., dated May 11, 2016

Exhibit (c)(7)—Valuation Analysis Update of Eight Advisory France S.A.S., dated July 30, 2016

Exhibit (c)(8)—Draft Valuation Report of BNP Paribas Corporate Finance, dated March 23, 2016

Exhibit (c)(9)—Draft Valuation Report of BNP Paribas Corporate Finance, dated April 13, 2016

Exhibit (c)(10)—Draft Valuation Report of BNP Paribas Corporate Finance, dated May 10, 2016

Exhibit (c)(11)—MOU Indicative Terms Analysis and Synergies Analysis of BNP Paribas Corporate Finance, dated May 10, 2016

Exhibit (c)(12)—Draft Valuation Report of BNP Paribas Corporate Finance, dated July 29, 2016

Exhibit (c)(13)—Fairness Opinion of Eight Advisory France S.A.S. on the U.S. Offer, dated December 1, 2016

Exhibit (c)(14)—Fairness Opinion of Eight Advisory France S.A.S. on the French Offer, dated December 1, 2016, as supplemented by an addendum dated December 14, 2016

Exhibit (c)(15)—English Translation of J.P. Morgan Valuation Report Summary

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Cnova during its regular business hours by any interested shareholder of Cnova or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Financing for the Offers”

(c) Expenses. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Offers—Fees and Expenses”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Interests of Certain Persons in the Offers; Intent to Tender Into the Offers”

“Important Information Regarding Cnova—Security Ownership of Certain Beneficial Owners”

(b) Securities transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates—Past Transactions in Cnova’s Ordinary Shares”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Interests of Certain Persons in the Offers; Intent to Tender Into the Offers”

“Transaction Agreements Related to the Offers—The Casino-Cnova Undertakings Letter”

“Transaction Agreements Related to the Offers—The Casino and CBD Letters”

The information contained in the following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (d)(2)—Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016

Exhibit (d)(3)—Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016

(e) Recommendation of others. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Special Factors—Purposes and Reasons for the Offers”

“The Transaction Agreements—The Casino-Cnova Undertakings Letter”

The information contained in following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (a)(11)—French Offer Document, dated December 22, 2016

Exhibit (a)(13)—French Response Document, dated December 22, 2016

Exhibit (a)(15)—Cnova N.V. Position Statement, dated December 23, 2016

Exhibit (d)(2)—Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016

Item 13. Financial Information

Regulation M-A Item 1010

(a) Financial statements. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Where You Can Find Additional Information”

“Selected Historical Financial Data”

“Important Information Regarding Cnova—Ratio of Earnings to Fixed Charges”

“Important Information Regarding Cnova—Book Value per Share”

(b) Pro forma information. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Unaudited Pro Forma Condensed Consolidated Financial Information”

“Important Information Regarding Cnova—Book Value per Share”

“Special Factors—Certain Effects of the Transactions”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“The Offers—Persons/Assets, Retained, Employed, Compensated or Used”

“The Offers—Fees and Expenses”

Item 15. Additional Information

Regulation M-A Item 1011

(b) Other Material Information.

Not applicable.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1)	Cnova N.V. Shareholders’ Circular, dated September 15, 2016.*
(a)(2)	Supplemental Information Statement Relating to the Reorganization of the Brazilian Activities of Cnova N.V. within Via Varejo S.A.*
(a)(3)	Press release of Cnova N.V., dated September 15, 2016, titled “CNOVA N.V. Publishes Notice of Extraordinary General Meeting of Shareholders” (incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016).
(a)(4)	Notice of Extraordinary General Meeting of Shareholders of Cnova N.V. (incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016).
(a)(5)	Form of Proxy Card for Holders of Cnova N.V. Ordinary Shares (incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016).
(a)(6)	Form of Voting Proxy for Cnova N.V. Special Voting Shares (incorporated herein by reference to Exhibit 99.5 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016).

(a)(7)	Form of Voting Proxy for Certain Registered Shareholders of Cnova N.V. (incorporated herein by reference to Exhibit 99.6 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016).
(a)(8)	Press release of Cnova N.V., dated October 31, 2016, titled “Cnova N.V. Announces Completion of the Reorganization of its Brazilian Activities within Via Varejo” (incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K of Cnova N.V., filed with the SEC on October 31, 2016).
(a)(9)	Draft French Offer Document, dated December 6, 2016.*
(a)(10)	Draft French Response Document, dated December 6, 2016.*
(a)(11)	French Offer Document, dated December 22, 2016 (incorporated herein by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO of Casino, Guichard-Perrachon, filed with the SEC on December 23, 2016).
(a)(12)	Press release of Casino, Guichard-Perrachon, dated December 23, 2016, titled “Simplified Tender Offer Targeting the Shares of Cnova Initiated by Casino, Guichard-Perrachon” (incorporated herein by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO of Casino, Guichard-Perrachon, filed with the SEC on December 23, 2016).
(a)(13)	French Response Document, dated December 22, 2016 (incorporated herein by reference to Exhibit 99.1 to the Recommendation Statement on Schedule 14D-9 of Cnova N.V., filed with the SEC on December 23, 2016).
(a)(14)	Press Release of Cnova N.V., dated December 23, 2016, titled “Simplified Tender Offer Targeting the Shares of Cnova Initiated by Casino, Guichard-Perrachon” (incorporated herein by reference to Exhibit 99.2 to the Recommendation Statement on Schedule 14D-9 of Cnova N.V., filed with the SEC on December 23, 2016).
(a)(15)	Cnova N.V. Position Statement, dated December 23, 2016 (incorporated herein by reference to Exhibit 99.3 to the Recommendation Statement on Schedule 14D-9 of Cnova N.V., filed with the SEC on December 23, 2016).
(a)(16)	Offer to Purchase of Casino, Guichard-Perrachon, dated December 27, 2016 (incorporated herein by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO of Casino, Guichard-Perrachon, filed with the SEC on December 27, 2016).
(a)(17)	Joint Press Release of Casino, Guichard-Perrachon S.A. and Cnova N.V., dated December 27, 2016 (incorporated herein by reference to Exhibit (a)(1)(G) of the Tender Offer Statement on Schedule TO of Casino, Guichard-Perrachon, filed with the SEC on December 27, 2016).
(b)	None.
(c)(1)	Opinion of Eight Advisory France S.A.S., dated August 8, 2016.*
(c)(2)	Valuation Report of BNP Paribas Corporate Finance, dated August 8, 2016.*
(c)(3)	Valuation Report of Credit Agricole Corporate & Investment Bank and Rothschild & Cie, dated May 9, 2016.*
(c)(4)	Report of Messier Maris & Associés, dated May 10, 2016.*
(c)(5)	Valuation Report of Banco Santander (Brasil) S.A., dated August 5, 2015.*
(c)(6)	Valuation Analysis of Eight Advisory France S.A.S., dated May 11, 2016.*
(c)(7)	Valuation Analysis Update of Eight Advisory France S.A.S., dated July 30, 2016.*
(c)(8)	Draft Valuation Report of BNP Paribas Corporate Finance, dated March 23, 2016.*
(c)(9)	Draft Valuation Report of BNP Paribas Corporate Finance, dated April 13, 2016.*
(c)(10)	Draft Valuation Report of BNP Paribas Corporate Finance, dated May 10, 2016.*

(c)(11)	MOU Indicative Terms Analysis and Synergies Analysis of BNP Paribas Corporate Finance, dated May 10, 2016.*
(c)(12)	Draft Valuation Report of BNP Paribas Corporate Finance, dated July 29, 2016.*
(c)(13)	Fairness Opinion of Eight Advisory France S.A.S. on the U.S. Offer, dated December 1, 2016 (included as Appendix B to Exhibit (a)(16) of this Transaction Statement).
(c)(14)	Fairness Opinion of Eight Advisory France S.A.S. on the French Offer, dated December 1, 2016, as supplemented by an addendum dated December 14, 2016 (included as Section V to Exhibit (a)(13) of this Transaction Statement).
(c)(15)	English Translation of J.P. Morgan Valuation Report Summary (included as Appendix C to Exhibit (a)(16) of this Transaction Statement).
(d)(1)	Reorganization Agreement by and among Via Varejo S.A., Cnova Comércio Electrônico S.A. and Cnova N.V., dated August 8, 2016.*
(d)(2)	Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016 (incorporated herein by reference to Exhibit 99.4 to the Preliminary Communication of Casino, Guichard-Perrachon filed under Cover of Schedule TO-C with the SEC on August 9, 2016).
(d)(3)	Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016.*
(d)(4)	Support Letter from Companhia Brasileira de Distribuição to Casino, Guichard-Perrachon, dated August 8, 2016.*
(f)	Not applicable.
(g)(1)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of the Tender Offer Statement on Schedule TO-T filed by Casino, Guichard-Perrachon with the SEC on December 27, 2016).
(g)(2)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) of the Tender Offer Statement on Schedule TO-T filed by Casino, Guichard-Perrachon filed the SEC on December 27, 2016).
(g)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) of the Tender Offer Statement on Schedule TO-T filed by Casino, Guichard-Perrachon with the SEC on December 27, 2016).
(g)(4)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) of the Tender Offer Statement on Schedule TO-T filed by Casino, Guichard-Perrachon with the SEC on December 27, 2016).
(g)(5)	Form of Summary Advertisement (incorporated herein by reference to Exhibit (a)(1)(F) of the Tender Offer Statement on Schedule TO-T filed by Casino, Guichard-Perrachon with the SEC on December 27, 2016).
*	Previously filed.

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SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 27, 2016

CNOVA N.V.

By:	/s/ Steven Geers
Name:	Steven Geers
Title:	General Counsel

[Signature Page to Transaction Statement on Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 27, 2016

CASINO, GUICHARD-PERRACHON S.A.

By:	/s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri
Title:	Chairman and Chief Executive Officer

[Signature Page to Transaction Statement on Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 27, 2016

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Ronaldo Iabrudi dos Santos Pereira
Name:	Ronaldo Iabrudi dos Santos Pereira
Title:	Chief Executive Officer

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Christophe José Hidalgo
Name:	Christophe José Hidalgo
Title:	Chief Financial and Investor Relations Officer

[Signature Page to Transaction Statement on Schedule 13E-3]